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                                                Filed Pursuant to Rule 424(B)(3)
                                                     Registration No.: 333-42530


February 8, 2001

Dear Franchise Owner:

     I am writing to provide you with a final reminder that the eSylvan stock offering period ends Thursday, February 22nd. If for some reason you still have not received your prospectus dated December 20, 2000, please call the special toll-free number at 1800/627-4276 x2632. We have had the opportunity to meet with many of you during the numerous road show presentations made to franchisees in the United States and Canada and to answer your questions. Please do not hesitate to call this toll-free number if you still have questions about eSylvan or the prospectus.

     Remember, if you are interested in obtaining the shares of eSylvan stock and cash offered to you pursuant to the prospectus, please return both copies of the Subscription Agreement letter and both copies of the Participation Agreement by February 22nd.

     We are encouraged by the number of franchisees who already have expressed their support for eSylvan, and are confident that the stock offering will successfully close February 22, 2001. Thanks again to all of you who have already voiced your support for eSylvan.


Very truly yours,

eSylvan, Inc.

David Graves
President, eSylvan, Inc.